09055826

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2009
503

SEC FILE NUMBER
8-41519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradePortal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Orchard, Suite 109
(No. and Street)

Lake Forest, California 92630
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 981-7963
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON &COMPANY
(Name - if individual, state last, first, middle name)

23974 Aliso Creek Rd, Suite 395, Laguna Niguel, CA 92677
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

State of California
County of Orange

I, Julie Villa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradePortal Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed and sworn to (or affirm) before me on this 18th day of February, 2009, by Julie Villa, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

President
Title

Notary Public

R. EIDAROUS
Commission # 1768081
Notary Public - California
Orange County
MyComm. Expires Sep 22, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TradePortal Securities, Inc.

We have audited the accompanying statement of financial condition of TradePortal Securities, Inc. (A wholly-owned subsidiary of TradePortal.com, Inc.) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the TradePortal Securities, Inc. (A wholly-owned subsidiary of TradePortal.com, Inc.) at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 12, 2008

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Statement of Financial Condition
December 31, 2008

ASSETS

Current assets:		
Cash	$	13,690
Receivable from clearing broker		56,118
Prepaid expenses		13,523
Total current assets		83,331
Property and equipment, net (Notes 2 and 3)		-
Goodwill (Note 2)		701,209
Advances to Parent		420,627
Deposits		6,076
Total assets	$	1,211,243

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	35,322
Total current liabilities		35,322
Commitments (Note 5)		-
Common stock, 0.001 par value; 1,000,000 shares authorized; 250,000 shares issued and outstanding		250
Additional paid-in capital		858,826
Retained earnings		316,845
Total stockholders' equity		1,175,921
Total liabilities and stockholders' equity	$	1,211,243

See independent auditors' report and accompanying notes to financial statements

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Income Statement
For the year ended December 31, 2008

Revenues:		
Commissions	$	486,836
Other income		468
Interest income		13,380
Total revenues		500,684
Operating expenses:		
Floor brokerage and clearing charges		105,206
Employee compensation and benefits		86,446
Data and exchange fees		63,539
Occupancy		22,952
License and permits		22,282
Communications		21,500
Other		14,899
Insurance		11,435
Legal and professional fees		8,250
Total operating expenses		356,509
Income before provision income taxes		144,175
Provision for income taxes (Note 4)		109,800
Net income	$	34,375

See independent auditors' report and accompanying notes to financial statements

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Statement of Stockholder's Equity
For the year ended December 31, 2008

	Common stock				
	Shares outstanding	Amount	Additional Paid-in capital	Retained Earnings	Total
Balance, December 31, 2007	250,000	$ 250	$ 858,826	$ 282,470	$ 1,141,546
Net Income	-	-	-	34,375	34,375
Balance, December 31, 2008	250,000	$ 250	$ 858,826	$ 316,845	$ 1,175,921

See independent auditors' report and accompanying notes to financial statements

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities		
Net income	$	34,375
Decrease (increase) in assets		
Receivable from clearing broker		5,129
Prepaid expenses		10,805
Deferred tax asset		65,000
Deposits		(6,076)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		5,617
Net cash flows provided by operating activities		114,850
Cash flows from financing activities		
Advances to Parent		(111,222)
Net cash flows used by financing activities		(111,222)
Net increase (decrease) in cash		3,628
Cash at beginning of year		10,062
Cash at end of year	$	13,690
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	800

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATION

TradePortal Securities, Inc. (the Company), a wholly owned subsidiary of TradePortal.com, Inc. (the Parent), is a registered broker/dealer, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment were amortized over 3 and 7 years, respectively.

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax expense or benefit calculated are either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods. All of these related balances are treated as advances to or from the Parent.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at May 12, 2000, the date of the Acquisition. In accordance with SFAS 142, the goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test.

The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2008, the Company does not believe any impairment of goodwill has occurred.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

Property and equipment	$	1,177
Less: accumulated depreciation		(1,177)
Property and equipment, net	$	-

4. INCOME TAXES

The provision for income taxes consists of the following as of December 31, 2008:

Current:		
Federal	$	44,000
State		800
		44,800
Deferred:		
Federal		6,000
State		59,000
		65,000
Total provision	$	109,800

The Company had no deferred income tax asset or liability of December 31, 2008. The income tax liabilities of the Company are assumed through the utilization of net operating losses of the Parent.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company leases office space, which expires October 14, 2010. Lease expenses totaled $22,952 for year ended December 31, 2008. The operating lease calls for monthly payments of rent and common area maintenance. The Company allocates a portion of its rent expense to its Parent for use of the facility.

5. **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

Leases (Continued)

Future minimum payments by year due under the operating lease agreement are as follows:

For the year ended December 31, 2008	Amount
2009	23,546
2010	24,330
2011	-
2012	
After 2012	-
	$ 47,876

6. **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. **RELATED PARTY TRANSACTIONS**

Due from Parent

The Company pays for certain expenses of the Parent, for which it is generally reimbursed. However, in 2008, $111,222 of such expenses were paid by the Company, for which it was not reimbursed. Such reimbursements of expenses were treated as advances to Parent at December 31, 2008.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $34,486, which was $29,486 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.024 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

SUPPLEMENTAL INFORMATION

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2008

Net Capital:		
Total stockholders' equity from statement of financial condition		$ 1,175,921
Deductions:		
Non-allowable assets:		
Goodwill	$ 701,209	
Prepaid expenses	13,523	
Deposits	6,076	
Advances to/from Parent	420,626	1,141,435
Tentative net capital		34,486
Haircuts		
Other securities	$ -	-
Net capital		$ 34,486
Total Aggregate indebtedness:		$ 35,322
Minimum net capital required		$ 5,000
Excess net capital		$ 29,486
Ratio of aggregate indebtness to net capital		1.024 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 34,486
Audit adjustment to Deferred tax asset		64,000
Audit adjustment to Advances to/from Parent		45,800
Audit adjustment to Provision for income taxes		(109,800)
Net capital per above		$ 34,486

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2008

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TradePortal Securities, Inc.
(A Wholly-Owned Subsidiary of TradePortal.com, Inc)
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of December 31, 2008

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
TradePortal Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of TradePortal Securities, Inc. (A wholly-owned subsidiary of TradePortal.com, Inc.) (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 12, 2009

TradePortal Securities, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2008

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS